FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Placing Details announcement made on 06 May 2004
	2.	Director Shareholding announcement made on 10 May 2004
	3.	Holding(s) in Company announcement made on 17 May 2004
	4.	Listing Particulars announcement made on 19 May 2004
	5.	Dividend Declaration announcement made on 24 May 2004

Enclosure No. 1

The Royal Bank of Scotland Group plc
5 May 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, OR INTO, THE UNITED STATES, CANADA OR JAPAN

The Royal Bank of Scotland Group plc ("RBS")

PLACING OF NEW ORDINARY SHARES BY RBS SUCCESSFULLY COMPLETED

OFFER PRICE SET AT 1620 PENCE PER NEW ORDINARY SHARE

Further to the announcement made on 4 May 2004 regarding the placing of New Ordinary Shares in RBS to finance in part the acquisition of Charter One Financial, Inc., the placing price and the size of the issue have now been determined following the completion of the bookbuilding process.

RBS confirms that 156,038,000 New Ordinary Shares have been placed at 1620 pence per New Ordinary Share. Based on this price, approximately £2.5 billion has been raised. The New Ordinary Shares being issued represent approximately 5.25 per cent of RBS's issued ordinary share capital prior to the placing.

Application has been made for, and the placing is conditional on, admission of the New Ordinary Shares to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange prior to 14 May 2004. It is expected that admission will become effective on Tuesday 11 May 2004.

Fred Goodwin, Group Chief Executive, said "We are very pleased to have received support from our shareholders and look forward to delivering the value from the transaction."

Enquiries:

The Royal Bank of Scotland Group plc

Media:

Carolyn McAdam	Tel:	+44 (0) 207 672 1914
Group Communications	Mob:	+44 (0) 7796 274 968

Investor Relations

Richard O'Connor	Tel:	+44 (0) 207 672 1758
Head of Investor Relations	Mob:	+44 (0) 7909 873 681

This announcement has been issued by and is the sole responsibility of RBS. Merrill Lynch International, Goldman Sachs International and UBS Limited are each acting for RBS and no one else in relation to the placing and will not be responsible to anyone other than RBS for providing the protections afforded to their customers nor for providing advice in relation to the placing.

This announcement does not constitute a public offer under any applicable legislation or an offer to sell or solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments either in the United States or elsewhere. The information contained herein is not for publication or distribution to persons in the United States. The New Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933 ("the Securities Act") and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offering of the New Ordinary Shares in the United States.

Merrill Lynch International, as stabilising manager, on behalf of itself and Goldman Sachs International and UBS Limited as joint bookrunners, has an over allotment option pursuant to which it may require RBS to allot and issue up to £250 million of additional RBS ordinary shares at the placing price (comprising 15,432,000 shares).

Stabilisation/FSA

Enclosure No. 2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Anderson Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Frederick Anderson Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Frederick Anderson Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.57

13. Date of transaction

7 May 2004

14. Date company informed

10 May 2004

15. Total holding following this notification

64,755

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

10 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Norman Cardie McLuskie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Norman Cardie McLuskie

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Norman Cardie McLuskie

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

16.57

13. Date of transaction

7 May 2004

14. Date company informed

10 May 2004

15. Total holding following this notification

154,717

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

10 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The Capital Group Companies, Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Capital Group Companies, Inc.

5. Number of shares / amount of stock acquired

92,606,799

6. Percentage of issued class

3.116%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary Shares of 25p each

10. Date of transaction

7 May 2004

11. Date company informed

17 May 2004

12. Total holding following this notification

92,606,799

13. Total percentage holding of issued class following this notification

3.116%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, Telephone 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, Telephone 0131 523 4711

Date of notification

17 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The Capital Group Companies, Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Capital Group Companies, Inc.

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary Shares of 25p each

10. Date of transaction

11 May 2004

11. Date company informed

17 May 2004

12. Total holding following this notification

92,606,799

13. Total percentage holding of issued class following this notification

Less than 3%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, Telephone 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, Telephone 0131 523 4711

Date of notification

17 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:	19 May 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	Supplementary Prospectus in respect of The Royal Bank of Scotland £25,000,000,000 Euro Medium Term Note Programme

ISSUERS:	The Royal Bank of Scotland Group plc
The Royal Bank of Scotland plc

INCORPORATED IN:	Scotland

AUTHORISED ADVISER:	The Royal Bank of Scotland plc

Particulars relating to the Programme may be obtained during usual business hours for fourteen days from the date of this formal notice from:

The Royal Bank of Scotland Plc	The Royal Bank of Scotland plc	JPMorgan Chase Bank
135 Bishops Gate	36 St Andrews Square	Trinity Tower
London	Edinburgh EH2 2YB	9 Thomas More Street
EC2M 3UR		London
E1W 1YT

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

Enclosure No. 5

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 30 JUNE 2004

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 30 June 2004. The dividends will be paid on 30 June 2004 at the undernoted rates to holders on the register at the close of business on 15 June 2004. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 15 June 2004.

Series	Dividend payable per share
Series D	US$0.51328125
Series E	US$0.50625
Series F	US$0.478125
Series G	US$0.4625
Series H	US$0.453125
Series I	US$0.50
Series J	US$0.53125
Series K	US$0.4921875

24 May 2004

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 3 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE PERIOD TO 30 JUNE 2004

The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 30 June 2004. The dividends will be paid on 30 June 2004 at the undernoted rates to holders on the register at the close of business on 15 June 2004. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 15 June 2004.

Series	Dividend payable per share
Series 3	US$39.08

24 May 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat